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
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SEC 1746 (11-03)   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
                   RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                                                                                 ---------------------------------
                                                                                                        OMB APPROVAL
                                                                                                   ----------------------
                                                                                                   OMB Number:       3235-0145
                                                           UNITED STATES                           Expires:  December 31, 2005
                                                  SECURITIES AND EXCHANGE COMMISSION               Estimated average burden
                                                       WASHINGTON, D.C. 20549                      hours per response.......15
                                                                                                 ---------------------------------

                                                            SCHEDULE 13D
                                              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                                          (AMENDMENT NO. )*


                                                      CUMBERLAND RESOURCES LTD.
------------------------------------------------------------------------------------------------------------------------------------
                                                          (Name of Issuer)


                                                            COMMON STOCK
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                                                   (Title of Class of Securities)


                                                               23077R
                                              ----------------------------------------

                                                           (CUSIP Number)

                                                            KEITH L. POPE
                                                PARR, WADDOUPS, BROWN, GEE & LOVELESS
                                                 185 SOUTH STATE STREET, SUITE 1300
                                                      SALT LAKE CITY, UT 84111
                                                           (801) 532-7840
                   -----------------------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                                           APRIL 22, 2004
                                       -------------------------------------------------------
                                       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), check the following box. [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                             Page 1 of 8

CUSIP No. 23077R
         --------------

--------------------------------------------------------------------------------

1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

       KINROSS GOLD CORPORATION; EIN 650430083
--------------------------------------------------------------------------------

2      Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)________________________________

       (b)________________________________
--------------------------------------------------------------------------------

3      SEC Use Only

--------------------------------------------------------------------------------

4      Source of Funds (See Instructions)

       WC
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) X
                   ---
--------------------------------------------------------------------------------

6      Citizenship or Place of Organization

       PROVINCE OF ONTARIO
--------------------------------------------------------------------------------

                            7      Sole Voting Power

                                   4,787,300
   Number of                ----------------------------------------------------
     Shares
  Beneficially              8      Shared Voting Power
   Owned by
      Each                         -0-
   Reporting                ----------------------------------------------------
     Person
      With                  9      Sole Dispositive Power

                                   4,787,300
                            ----------------------------------------------------

                            10     Shared Dispositive Power

                                   -0-
--------------------------------------------------------------------------------

11     Aggregate Amount Beneficially Owned by Each Reporting Person

       4,787,300

--------------------------------------------------------------------------------

12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)

       8.8%
--------------------------------------------------------------------------------

14     Type of Reporting Person (See Instructions)

       CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         (a)      Title of Class of Equity Securities:

                  COMMON STOCK (THE "COMMON STOCK")

         (b)      Name of Issuer:

                  CUMBERLAND RESOURCES LTD. ("CUMBERLAND")

         (c)      Address of Issuer's Principal Executive Office:

                  BOX 72 ONE BENTALL CENTRE
                  950-505 BURRARD ST.
                  VANCOUVER, BRITISH COLUMBIA
                  CANADA V7X 1M4

Item 2.  Identity and Background

         (a)      Name:

                  KINROSS GOLD CORPORATION ("KINROSS")

         (b)      Business or Residence address:

                  SUITE 5200, 40 KING STREET WEST, TORONTO, ONTARIO M5H 3Y2

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  KINROSS IS ENGAGED IN THE BUSINESS OF MINING AND PROCESSING OF GOLD AND SILVER ORE AND THE EXPLORATION FOR AND ACQUISITION AND DEVELOPMENT OF GOLD BEARING PROPERTIES.

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

                  DURING THE LAST FIVE YEARS, NEITHER KINROSS NOR ITS EXECUTIVE OFFICERS OR DIRECTORS HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS).

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

                  EXCEPT AS SET FORTH BELOW, DURING THE LAST FIVE YEARS, NEITHER KINROSS NOR ITS EXECUTIVE OFFICERS OR DIRECTORS HAS BEEN A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION, THE RESULT OF WHICH HAS MADE IT ONCE OR NOW SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.

                  MR. JOHN IVANY, THE EXECUTIVE VICE PRESIDENT OF KINROSS WAS THE SUBJECT OF ENFORCEMENT PROCEEDINGS BY THE ALBERTA SECURITIES COMMISSION IN RE CARTAWAY RESOURCES CORP. IN ITS ORDER DATED FEBRUARY 22, 2001, THE ALBERTA SECURITIES COMMISSION FOUND THAT MR. IVANY, AS CHIEF EXECUTIVE OFFICER OF CARTAWAY RESOURCES CORP., HAD ALLOWED THE ISSUANCE OF A PRESS RELEASE WHICH CONTAINED A MATERIAL FACTUAL ERROR IN VIOLATION OF THE SECURITIES LAWS OF THE PROVINCE OF ALBERTA. AS A RESULT, MR. IVANY WAS PROHIBITED FROM ACTING AS A DIRECTOR OR OFFICER OF ANY JUNIOR ISSUER FOR A PERIOD OF FIVE YEARS AND ORDERED TO PAY COSTS IN THE AMOUNT OF CDN. $20,000. THE ALBERTA SECURITIES COMMISSION DEFINED A "JUNIOR ISSUER" AS AN ISSUER THAT HAS (I) CONSOLIDATED TOTAL ASSETS OF LESS THAN CDN. $10,000,000 AS SHOWN IN THE MOST RECENT BALANCE SHEET OF THE ISSUER, (II) CONSOLIDATED REVENUE OF LESS THAN CDN. $10,000,000 AS SHOWN IN THE MOST RECENT ANNUAL INCOME STATEMENT OF THE ISSUER, OR (III) SHAREHOLDERS' EQUITY OF LESS THAN CDN. $10,000,000 AS SHOWN IN THE MOST RECENT BALANCE SHEET OF THE ISSUER. KINROSS IS NOT A JUNIOR ISSUER UNDER THESE GUIDELINES.

         (f)      Citizenship:

                  KINROSS IS AN ONTARIO CORPORATION.

                  THE INFORMATION REQUIRED BY ITEM C OF THE GENERAL INSTRUCTIONS RELATING TO THE EXECUTIVE OFFICERS AND DIRECTORS OF KINROSS IS SET FORTH ON APPENDIX A HERETO, WHICH IS INCORPORATED HEREIN BY THIS REFERENCE.

Item 3.  Source and Amount of Funds or Other Consideration

                  ON APRIL 21, 2004, KINROSS PURCHASED 425,900 SHARES OF THE COMMON STOCK ON THE OPEN MARKET AT PRICES RANGING FROM $1.80/SHARE TO $1.85/SHARE. ON APRIL 22, 2004, KINROSS PURCHASED AN ADDITIONAL 3,161,400 SHARES OF THE COMMON STOCK ON THE OPEN MARKET AT PRICES RANGING FROM $1.85/SHARE TO $1.95/SHARE. ON APRIL 23, 2004, KINROSS PURCHASED 1,200,000 SHARES OF THE COMMON STOCK ON THE OPEN MARKET AT A PRICE OF $1.95/SHARE. THE SOURCE OF THE FUNDS USED FOR SUCH PURCHASES WAS THE WORKING CAPITAL OF KINROSS.

Item 4.  Purpose of Transaction

                  KINROSS PURCHASED THE SHARES OF THE COMMON STOCK FOR INVESTMENT PURPOSES AND RESERVES THE RIGHT TO PURCHASE ADDITIONAL SHARES OF THE COMMON STOCK OR TO DISPOSE OF SHARES OF THE COMMON STOCK IN THE OPEN MARKET, IN PRIVATELY NEGOTIATED TRANSACTIONS OR IN ANY OTHER LAWFUL MANNER IN THE FUTURE. KINROSS PRESENTLY HAS NO PLANS OR PROPOSALS WHICH RELATE TO OR WOULD RESULT IN ANY ACTION ENUMERATED IN SUBPARAGRAPHS (A) THROUGH (J) OF THE INSTRUCTIONS FOR ITEM 4 OF SCHEDULE 13D.


Item 5.  Interest in Securities of the Issuer

                  (a) and (b) KINROSS HAS THE SOLE POWER TO VOTE, DIRECT THE VOTE, DISPOSE AND DIRECT THE DISPOSITION OF 4,787,300 SHARES OF THE COMMON STOCK, WHICH REPRESENTS 8.8% OF THE OUTSTANDING SHARES OF THE COMMON STOCK.

                  (c)      SEE ITEM 3 ABOVE.

                  (d) NO OTHER PERSON IS KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, THE SHARES OF THE COMMON STOCK ACQUIRED BY KINROSS.

                  (e)      NOT APPLICABLE.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  THERE ARE NO CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS (LEGAL OR OTHERWISE) BETWEEN THE PERSONS NAMED IN ITEM 2 AND ANY OTHER PERSON WITH RESPECT TO ANY SECURITIES OF CUMBERLAND, INCLUDING BUT NOT LIMITED TO TRANSFER OR VOTING OF ANY OF THE SECURITIES, FINDERS' FEES, JOINT VENTURES, LOANS OR OPTION ARRANGEMENTS, PUTS OR CALLS, GUARANTEES OF PROFITS, DIVISION OF PROFITS OR LOSS, OR THE GIVING OR WITHHOLDING OF PROXIES. NO SECURITIES ARE PLEDGED OR OTHERWISE SUBJECT TO A CONTINGENCY, THE OCCURRENCE OF WHICH WOULD GIVE ANOTHER PERSON VOTING POWER OR INVESTMENT POWER OVER SUCH SECURITIES.

Item 7.  Material to Be Filed as Exhibits

                  NONE.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    KINROSS GOLD CORPORATION


 April 30, 2004                     By:    /s/ Shelley M. Riley
------------------------                   --------------------------------
Date                                       Shelley M. Riley, Secretary

                                   APPENDIX A
                                   ----------

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                            KINROSS GOLD CORPORATION


Name/Title                         Business Address                 Citizenship
----------                         ----------------                 -----------

John A. Brough                     Torwest Inc.                       Canada
Director                           3125 Windsor Blvd.
                                   Vero Beach, FL 32963

Robert M. Buchan                   Scotia Plaza, Suite 5200           Canada
President, Chief Executive         40 King Street West
Officer and Director               Toronto, Ontario M5H 3Y2

Arthur H. Ditto                    P.O. Box 20160                     Canada
Director                           Wickenberg, AZ 85358

John A. Keyes                      10 Windhaven Dr.                   Canada
Director                           The Woodlands, TX 77381

John M. H. Huxley                  Algonquin Power System Inc.        Canada
Director                           Unit 210
                                   2085 Hurontario Street
                                   Mississauga, Ontario
                                   L5A 4G1

Cameron A. Mingay                  Scotia Plaza, Suite 2100           Canada
Director                           40 King Street West
                                   Toronto, Ontario M5H 3Y2

John E. Oliver                     Scotiabank                         Canada
Independent Chairman and           Atlantic Regional Office
Director                           1709 Hollis Street, 6th Floor
                                   Halifax, Nova Scotia
                                   B3J 3B7

John W. Ivany                      Scotia Plaza, Suite 5200           Canada
Executive Vice President           40 King Street West
                                   Toronto, Ontario M5H 3Y2

Brian W. Penny                     Scotia Plaza, Suite 5200           Canada
Vice President, Finance and        40 King Street West
Chief Financial Officer            Toronto, Ontario M5H 3Y2

Scott A. Caldwell                  Scotia Plaza, Suite 5200            U.S.
Executive Vice President, Chief    40 King Street West
Operating Officer and Director     Toronto, Ontario M5H 3Y2

Jerry W. Danni                     Scotia Plaza, Suite 5200            U.S.
Vice President,                    40 King Street West
Environmental Affairs              Toronto, Ontario M5H 3Y2

Name/Title                         Business Address                 Citizenship
----------                         ----------------                 -----------

Christopher T. Hill                Scotia Plaza, Suite 5200           Canada
Vice President, Investor           40 King Street West
Relations, and Treasurer           Toronto, Ontario M5H 3Y2

Gordon A. McCreary                 Scotia Plaza, Suite 5200           Canada
Vice President, Corporate          40 King Street West
Affairs                            Toronto, Ontario M5H 3Y2

Ronald W. Stewart                  Scotia Plaza, Suite 5200           Canada
Vice President, Exploration        40 King Street West
                                   Toronto, Ontario M5H 3Y2

Allan D. Schoening                 Scotia Plaza, Suite 5200           Canada
Vice President, Human              40 King Street West
Resources and Community            Toronto, Ontario M5H 3Y2
Relations

Shelley M. Riley                   Scotia Plaza, Suite 5200           Canada
Corporate Secretary                40 King Street West
                                   Toronto, Ontario M5H 3Y2

Richard S. Hallisey                30 South Drive                     Canada
Director                           Toronto, Ontario M4W 1R1

George A. Michals                  One Toronto Street,                Canada
Director                           Suite 200
                                   Toronto, Ontario M5C 2V6

Rodney A. Cooper                   Scotia Plaza, Suite 5200           Canada
Vice President, Technical          40 King Street West
Services                           Toronto, Ontario M5H 3Y2

Alan R. Edwards                    Scotia Plaza, Suite 5200            U.S.
Vice President, Operations         40 King Street West
                                   Toronto, Ontario M5H 3Y2

Andrew F. Kaczmarek                Scotia Plaza, Suite 5200            U.S.
Vice President, Project            40 King Street West
Development                        Toronto, Ontario M5H 3Y2